MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
Third Quarter Ended September 30, 2023

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated November 9, 2023, should be read in conjunction with IAMGOLD's unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2023 (“consolidated interim financial statements”). This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2022, and the related MD&A included in the 2022 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.
ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with two operating mines: Essakane (Burkina Faso) and Westwood (Canada) and is building the large-scale, long life Côté Gold Project (“Côté Gold”) (Canada) which is expected to start production in the first quarter of 2024 (together referred to as continuing operations). The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada.
On January 31, 2023, IAMGOLD completed the sale of its interests in Rosebel. Rosebel was accounted for as an asset held for sale until derecognition on January 31, 2023, and discontinued operation for one month ended January 31, 2023. On December 20, 2022, the Company entered into definitive agreements to sell its interest in its development and exploration assets in West Africa (the "Bambouk Assets") and some of the transactions closed on April 25, 2023. The first of the remaining two transactions is expected to close before the end of the year and the final transaction is expected to close in 2024. The remaining assets to be sold are recognized as assets held for sale in the financial statements and MD&A.
IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance (“ESG”) practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.
HIGHLIGHTS - THIRD QUARTER 2023

Operating and financial results
•Attributable gold production from continuing operations was 109,000 ounces. Attributable gold production guidance for 2023 is unchanged and is expected to be in the range of 410,000 to 470,000 ounces.
•Revenues from continuing operations were $224.5 million from sales of 116,000 ounces (106,000 ounces on an attributable basis) at an average realized gold price1 of $1,937 per ounce.
•Cost of sales per ounce sold from continuing operations was $1,436, cash cost1 per ounce sold from continuing operations was $1,400 and all-in-sustaining-cost1 (“AISC”) per ounce sold from continuing operations was $1,975.
•Net earnings (loss) attributable to equity holders1 of $(0.8) million or $(0.00) per share and adjusted net loss attributable to equity holders1 of $(4.0) million or $(0.01) per share.
•Net cash from operating activities was $37.5 million. Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles1 was $29.3 million.
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)1 from continuing operations was $61.8 million and adjusted EBITDA1 was $57.8 million.
•Mine-site free cash flow1 from continuing operations was $2.1 million.
•The Company has available liquidity1 of $1,001.8 million comprised of cash and cash equivalents of $548.9 million and the available balance of the secured revolving credit facility (“Credit Facility”) of $452.9 million as at September 30, 2023.
•The Company now expects cash costs1 to be between $1,250 and $1,325 per ounce sold and AISC1 to be between $1,750 and $1,825 per ounce sold for the year, an increase from prior guidance due to the impact of the security situation in Burkina Faso on the supply chain combined with continued elevated costs from the recent inflationary cycle in the industry.
•In health and safety, for the nine months ended September 30, 2023, the Company reported a DARTFR (days away, restricted, transferred duty frequency rate) of 0.36 and a TRIFR (total recordable injuries frequency rate) of 0.66, both with a decreasing trend since the last quarter.
Côté Gold
•As of September 30, 2023, the Côté Gold Project was estimated to be 90.6% complete, with construction progress approximately 92% complete.
•On a 100% basis at the UJV level, the Côté Gold Project incurred project expenditures1 of $317.3 million ($222.0 million at 70%) in the third quarter 2023.
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1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	2

•Since commencement of construction, $2.54 billion ($1.78 billion at 70%) of the planned $2.965 billion ($2.08 billion at 70%) of project expenditures has been incurred. The total expected project expenditures are expected to be in line with the planned $2.965 billion (± 1.5%) and the estimated remaining cost to complete the Côté Gold Project on a 100% basis is $425 million ($298 million at 70%) on an incurred basis assuming a USDCAD rate of 1.35 during the remainder of construction. A portion of the expenditures is expected to be incurred in 2024 during commissioning and ramp up.
•IAMGOLD is expected to fund $325 million during the remainder of construction based on its 60.3% ownership in the Côté Gold unincorporated joint venture. See “Côté Gold Project”.
Corporate
•On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal ("Senegal Assets") for aggregate gross cash proceeds of $197.6 million. See “Bambouk Assets”. On October 26, 2023, the Company received $32.0 million in deferred consideration from the closing of the sale of Senegal Assets.
•On August 1, 2023, the Company entered into an agreement to sell its 100% interest in the Pitangui Project, a greenfield exploration property located in Brazil, as well as its interest in the Acurui Project, to Jaguar Mining Inc. (“Jaguar”) via a share purchase agreement. The Company received 6.3 million common shares from Jaguar for an aggregate value of $9.0 million. The Company will also retain a net smelter royalty on both projects.
•On September 21, 2023, the Company announced the retirement of Maryse Bélanger from the Board of Directors ("the Board") for personal reasons and other commitments. Immediately following Ms. Bélanger's retirement, the Board appointed David Smith as Chair of the Board.
•On September 27, 2023, Bruno Lemelin was appointed to the role of Chief Operating Officer, having served as SVP, Operations & Projects since March 2020.
•On November 9, 2023, the Company entered into a one year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced to $425 million based on the Company’s requirements for a senior revolving facility for its overall business.
•On November 9, 2023, the Company announced the retirement of Ian Ashby from the Board and the appointment of Anne Marie Toutant as an independent director.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	3

OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2023, see “Outlook”, and for individual mines and projects performance, see “Quarterly Updates”. The following table summarizes certain operating and financial results for the three months ended September 30, 2023 (Q3 2023), September 30, 2022 (Q3 2022) and the nine months ended September 30 (or YTD) 2023 and 2022 and certain measures of the Company's financial position as at September 30, 2023, and December 31, 2022. Financial results of Rosebel include the one month period ended January 31, 2023, prior to the closing of the sale to Zijin Mining Group Co. Ltd. ("Zijin") that was announced on October 18, 2022.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Key Operating Statistics
Gold production – attributable (000s oz)
- Essakane	84	115	264	334
- Westwood	25	19	65	49
Total from continuing operations	109	134	329	383
- Rosebel	—	50	25	145
Total gold production – attributable (000s oz)	109	184	354	528
Gold sales – attributable (000s oz)
- Essakane	84	120	265	343
- Westwood	22	18	61	48
Total from continuing operations	106	138	326	391
- Rosebel	—	49	24	147
Total gold sales – attributable (000s oz)	106	187	350	538
Cost of sales[1] ($/oz sold) – attributable
- Essakane	$1,417	$954	$1,249	$860
- Westwood	1,506	1,817	1,674	2,043
Total from continuing operations	$1,436	$1,067	$1,329	$1,007
- Rosebel	—	1,346	949	1,355
Total cost of sales[1] ($/oz sold) – attributable	$1,436	$1,140	$1,303	$1,102
Cash costs[2] ($/oz sold) – attributable
- Essakane	$1,372	$952	$1,201	$858
- Westwood	1,506	1,803	1,667	2,015
Total from continuing operations	$1,400	$1,063	$1,288	$1,001
- Rosebel	—	1,305	949	1,316
Total cash costs[2] ($/oz sold) – attributable	$1,400	$1,126	$1,265	$1,087
AISC[2] ($/oz sold) – attributable
- Essakane	$1,798	$1,248	$1,510	$1,171
- Westwood	2,138	2,208	2,486	2,541
Total from continuing operations	$1,975	$1,448	$1,803	$1,439
- Rosebel	—	1,873	1,358	1,845
Total AISC[2] ($/oz sold) – attributable	$1,975	$1,559	$1,773	$1,550
Average realized gold price[2] ($/oz)
- Continued operations	$1,937	$1,677	$1,934	$1,745
- Discontinued operations	—	1,726	1,905	1,824
Total average realized gold price[2] ($/oz)	$1,937	$1,690	$1,933	$1,766
1.Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated interim financial statements.
2.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	4

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Financial Results ($ millions from continuing operations)
Revenues	$224.5	$254.5	$689.5	$751.6
Gross profit	$4.6	$22.8	$74.3	$127.9
EBITDA[1]	$61.8	$(41.3)	$310.8	$195.0
- Continuing operations	$61.8	$52.5	$296.4	$234.4
- Discontinued operations	$—	$(93.8)	$14.4	$(39.4)
Adjusted EBITDA[1]	$57.8	$103.1	$227.9	$350.6
- Continuing operations	$57.8	$82.1	$204.5	$274.6
- Discontinued operations	$—	$21.0	$23.4	$76.0
Net earnings (loss) attributable to equity holders	$(0.8)	$(108.3)	$103.7	$(94.1)
- Continuing operations	$(0.8)	$(45.5)	$98.1	$(51.7)
- Discontinued operations	$—	$(62.8)	$5.6	$(42.4)
Adjusted net earnings (loss) attributable to equity holders[1]	$(4.0)	$(13.7)	$32.6	$6.1
- Continuing operations	$(4.0)	$(22.7)	$18.0	$(20.9)
- Discontinued operations	$—	$9.0	$14.6	$27.0
Net earnings (loss) per share attributable to equity holders – continuing operations	$(0.00)	$(0.10)	$0.21	$(0.11)
Adjusted net earnings (loss) per share attributable to equity holders[1] – continuing operations	$(0.01)	$(0.05)	$0.04	$(0.04)
Net cash from operating activities before changes in working capital[1] – continuing operations	$29.3	$85.4	$106.8	$261.1
Net cash from operating activities	$37.5	$117.7	$89.5	$341.9
- Continuing operations	$37.5	$94.5	$74.1	$244.4
- Discontinued operations	$—	$23.2	$15.4	$97.5
Mine-site free cash flow[1]	$2.1	$58.6	$25.3	$187.3
- Continuing operations	$2.1	$64.9	$19.4	$188.2
- Discontinued operations	$—	$(6.3)	$5.9	$(0.9)
Capital expenditures[1,2] – sustaining	$50.4	$44.3	$131.7	$139.8
Capital expenditures[1,2] – expansion	$207.3	$154.0	$539.9	$404.8
	September 30	December 31	September 30	December 31
	2023	2022	2023	2022
Financial Position ($ millions)
Cash and cash equivalents	$548.9	$407.8	$548.9	$407.8
Long-term debt	$836.0	$918.7	$836.0	$918.7
Net cash (debt)[1]	$(478.1)	$(605.6)	$(478.1)	$(605.6)
Available credit facility	$452.9	$26.6	$452.9	$26.6
1.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
2.Capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	5

Attributable Gold Production (000s oz)
134
19
115
116
18
98
113
21
92
107
19
88
109
25
84
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Essakane
Westwood

Attributable Gold Sales (000s oz)
138
18
120
115
18
97
109
21
88
111
18
93
106
22
84
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Essakane
Westwood

Cost of sales[1], Cash costs[1,2] and AISC[1,2] ($/oz)
1,586
1,448
1,536
1,741
1,579
1,525
1,801
1,912
1,943
1,975
1,067
1,063
1,157
1,226
1,176
1,094
1,376
1,372
1,436
1,400
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Cost of sales[1]
Cash costs[1,2]
Depreciation ($/oz)
AISC[1,2]

Revenue and Average Realized Price²
1,677
1,639
1,893
1,973
1,937
254.5
207.2
226.2
238.8
224.5
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Revenue
Average Realized Price²

Capital Expenditures²
200.5
151.5
4.7
44.3
188.2
132.1
5.5
50.6
194.1
158.6
0.5
35.0
219.8
172.8
0.7
46.3
272.8
222.0
0.4
50.4
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Sustaining
Expansion (Operations)
Expansion (Côté)

Operating Cash Flow and Adjusted EBITDA²
(continuing operations)
99.2
82.1
12.3
38.9
13.4
83.0
23.2
63.8
37.5
57.8
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Operating Cash Flow
Adjusted EBITDA²

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1.Cost of sales, including depreciation, cash costs and AISC are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane).
2.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	6

OUTLOOK

Operating Performance

	Actual YTD 2023	Updated Full Year Guidance 2023[1]	Previous Full Year Guidance 2023[2]
Essakane (000s oz)	264	340 – 380	340 – 380
Westwood (000s oz)	65	70 – 90	70 – 90
Total attributable production (000s oz)[3]	329	410 – 470	410 – 470
Cost of sales[3] ($/oz sold)	$1,329	$1,250 – $1,325	$1,125 – $1,175
Cash costs[3,4] ($/oz sold)	$1,288	$1,250 – $1,325	$1,125 – $1,175
AISC[3,4] ($/oz sold)	$1,803	$1,750 – $1,825	$1,625 – $1,700
Depreciation expense ($ millions)	$144.9	$205 – $215	$245 – $255
Income taxes[5] paid ($ millions)	$67.0	$70 – $80	$70 – $80
1.The updated full year guidance is based on the following 2023 full year assumptions, before the impact of hedging: average realized gold price of $1,912 per ounce, USDCAD exchange rate of 1.34, EURUSD exchange rate of 1.09 and average crude oil price of $80 per barrel.
2.The previous full year guidance is based on the following 2023 full year assumptions, before the impact of hedging: average realized gold price of $1,650 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.10 and average crude oil price of $91 per barrel.
3.Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.
4.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
5.The income taxes paid guidance reflects continuing operations and does not include the cash tax obligation arising as part of the Bambouk sales process. See “Bambouk Assets” for additional details.
Production Outlook
Attributable gold production guidance for 2023 is unchanged and is expected to be in the range of 410,000 to 470,000 ounces. Westwood production is expected to be at the top end of the guidance range and Essakane production is expected to be within the guidance range.
Costs Outlook
Cash costs1 guidance for 2023 has been revised to $1,250 and $1,325 per ounce sold and AISC1 guidance is revised with costs expected to be between $1,750 and $1,825 per ounce sold, mainly due to cost pressures at Essakane resulting from the security situation, combined with continued elevated prices from recent inflation and increased underground rehabilitation performed at Westwood. At Essakane, the landed cost of fuel and other consumables has increased due to the measures taken to reduce the impact of the security situation on the supply chain as well as the increased cost of producing energy used in the mill arising from the periodic substitution of more expensive light fuel in periods when heavy fuel used for power generation is unavailable. At Westwood, the level of ground support required for the development and rehabilitation work increased relative to the annual plan combined with the advancing of a portion of the 2024 scope of work into the current year to de-risk future years.
Income Taxes Paid
The Company expects to pay cash taxes in the range of $70 million to $80 million during 2023. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. The income taxes paid guidance reflects continuing operations and does not include cash tax obligations arising as part of the Bambouk sales process. See "Bambouk Assets" for additional details.
Capital Expenditures
Sustaining capital expenditures¹ for 2023 have been revised downwards to approximately $190 million (± 5%). The reduction primarily relates to lower volumes of capitalized stripping year-to-date at Essakane due to periodic interruptions to mining activity due to supply shortages of light fuel. At Westwood, sustaining capital expenditures guidance has been refined following an increase in guidance last quarter as a result of increased visibility into end of year underground development and rehabilitation rates (See quarterly update on "Essakane, Burkina Faso" and "Westwood, Canada").
Expansion capital1 for 2023, excluding Côté Gold, is expected to be approximately $5 million, on an incurred basis. Project expenditures1 to complete the Côté Gold Project from January 1, 2023, onwards are expected to be $875 million (± 5%), on a 70% basis (see also “Côté Gold Project"). Project expenditures at Côté Gold consist of capital expenditures, right-of-use assets purchased through leasing, supplies inventory and the cost to build the ore stockpile. Some of the Côté Gold project expenditures will be incurred in early 2024 during commissioning and ramp up.

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1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	7

	Actual YTD 2023[1]			Updated Full Year Guidance 2023[2]			Previous Full Year Guidance 2023
($ millions)	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total
Essakane	$83.2	$1.4	$84.6	$125	$5	$130	$150	$5	$155
Westwood	48.2	0.2	48.4	65	—	65	80	—	80
	$131.4	$1.6	$133.0	$190	$5	$195	230	5	235
Côté Gold[4,5]	—	581.8	581.8	—	875	875	—	825 – 875	825 – 875
Corporate	0.3	—	0.3	—	—	—	—	—	—
Total[6,7,8]	$131.7	$583.4	$715.1	$190	$880	$1,070	$230	$ 830 – 880	$ 1,060 – 1,110
1. 100% basis, unless otherwise stated.
2.Capital expenditures guidance (±5%) at Essakane, Westwood and Côté Gold.
3.Sustaining capital includes capitalized stripping of (i) $20.8 million for Essakane and $0.3 million for Westwood in the third quarter 2023, (ii) $41.5 million for Essakane and $4.2 million for Westwood YTD 2023, and (iii) $65 million for Essakane and $5.0 million for Westwood for the full year revised guidance. See “Outlook” sections below.
4. 70% basis. Some of the Côté Gold project expenditures will be incurred in 2024 during commissioning and ramp up.
5.Represents Côté Gold project expenditures of $581.8 million (see Côté Gold Project) that consists of capital expenditures of $538.3 million, right-of-use assets of $39.8 million, supplies inventory and the cost to build the ore stockpile, less certain cash and non-cash corporate level adjustments included in capital expenditures.
6.Includes $3.0 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
7.Capitalized borrowing costs are not included.
8.See “Costs Outlook” section above.
Exploration
Exploration expenditures for 2023 are expected to be approximately $18.0 million, including $3.0 million on the Gosselin resource delineation drilling program, as well as other near-mine and greenfield programs.

	Actual YTD 2023			Full Year Guidance 2023
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$—	$9.3	$9.3	$—	$13	$13
Exploration projects – brownfield	3.1	1.5	4.6	3	2	5
	$3.1	$10.8	$13.9	$3	$15	$18
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:
•Maintaining its culture of accountable mining through high standards of ESG practices; and
•The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees, contractors and consultants first.
The Company issued its 16th annual Sustainability Report on October 16, 2023, highlighting progress and achievements in 2022 across a range of strategies and indicators. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative (“GRI”) and Sustainability Accounting Standards Board (“SASB”) aligned Sustainability Report. As part of its accountability and reporting framework, the Company has also committed to reporting in accordance with the Task Force on Climate-Related Financial Disclosures (“TCFD”) guidelines and is releasing its initial TCFD report in the fourth quarter 2023. The Company implemented the Mining Association of Canada's Towards Sustainable Mining (“TSM”) framework at all its operations and recently finalized its external assurance of compliance relating to the implementation of the World Gold Council’s (“WGC”) Responsible Gold Mining Principles.
In accordance with GRI guidance and a thorough and focused consideration of evolving material business and ESG risks, the Company undertook a materiality assessment in the second quarter to assess its ESG strategy, programs and risks relative to the issues most important to our stakeholders and business. Our validation of material topics is also informed by our ongoing assessment of alignment with recognized global frameworks for responsible business and industry guidance from key reporting standards, with the conclusions of the assessment informing, in part, the focus of the Company’s future ESG commitments and reporting. Further details regarding the materiality assessment are available in the Company’s Sustainability Report.
Environmental
The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas (“GHG”) emissions. To this end, IAMGOLD began working on each operation in 2022 to develop site-specific emissions reduction roadmaps. That work continues and is expected to culminate in a corporate roadmap, accompanying targets, and the publication of a TCFD report by the fourth quarter of 2023.
At Essakane, progress continued on Falagountou’s Closure Plan, including collaborative work with INERA (Institute of Environment and Agricultural Research) on the best practice phytoremediation of the closed mine site. On Tailings management, an Independent Tailings Review Board ("ITRB") annual review was conducted in September, with an expert report still pending.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	8

At Westwood, the ITRB yearly review was also conducted in September, with a final expert report still pending. The 2021 Closure Plan update was reviewed by the Quebec Ministry of Natural Resources and Forestry (“MRNF”) and IAMGOLD submitted an amended Closure Plan on September 8, 2023, following this review process. Water recycling projects have been initiated to reduce water withdrawal from the Bousquet River.
At Côté Gold, biodiversity monitoring studies were completed for birds and bats. At Mattagami Lake, a fish population study was also conducted as part of the Project’s Fisheries Offsetting Plan. The first cycle of environmental effects monitoring was completed per the Metal and Diamond Mining Effluent Regulations. A Notice of Non-Compliance was received from the Impact Assessment Agency of Canada (“IAAC”) on September 22, 2023, regarding a total suspended solids exceedance in April 2023. IAMGOLD provided a response to IAAC and is awaiting further communication from the Agency on the status of the alleged non-compliances.
Health and Safety
Health and safety is core to the Company’s relentless pursuit of its Zero Harm® vision. Through various prevention programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.36 for the nine months ended September 30, 2023, with a slight decrease since the last quarter (compared to 0.27 for the same period ended September 30, 2022). The TRIFR (total recordable injuries frequency rate) was 0.66 for the nine months ended September 30, 2023, (compared to 0.74 for the same period ended September 30, 2022). At Côté Gold, total project hours worked reached 13.2 million hours with a LTIFR (lost time injury frequency rate) of 0.06.
Specific safety initiatives are being implemented to manage the incident trend, in addition to the Company’s existing preventive Health and Safety program including fatigue management prevention program, critical risks training program and cascading leadership.
Social and Economic Development
The Company is continuously exploring opportunities for investing in and partnering with the communities impacted by its continuing operations.
At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, a program established by the government, pursuant to which the Company committed to contribute 1% of its annual revenues. The contribution for the third quarter 2023 is estimated at $1.8 million and $5.7 million for the nine months ended September 30, 2023. The Company also invested in several agricultural projects during the quarter in the communes of Falagountou and Gorom-Gorom. Several donations were made during the period, including the distribution of sheep to communities for Aîd El Kebir celebration and food distribution to people displaced by the security crisis, financial support for students and for promotion of road safety awareness. Longer-term community investment projects are related to airfield extension agreements, expansion of rice-growing fields and electrification of neighboring villages. Social performance highlights in the quarter include the implementation of a special internship program for local youth and the management of scrap metal removal as part of “Fonds Fer”.
At Côté Gold, various meetings were held in support of Impact Benefit Agreement (“IBA”) implementation with First Nation Partners ("FNP") Mattagami and Flying Post and the Métis Nation of Ontario, Region 3. The FNP and Gogama Socio-economic Management and Monitoring Committees also met during the quarter. Notable engagement events during the quarter included Côté Gold and IAMGOLD leadership participation in Flying Post First Nation’s Fall Feast in honour of the National Day for Truth and Reconciliation; participation in Mattagami’s quarterly community open house; and a visit to Mattagami community during the field work being conducted as part of the Mattagami Lake Fisheries Plan development in support of Côté’s Fisheries Offsetting Plan.
Côté Gold provided support to several events and initiatives during the quarter through community investment, donation and sponsorships including the Mattagami First Nation Northern Ontario Walleye Trials Championship Fishing Tournament, the 2023 Stardust Festival (Indigenous STEM+ event in Timmins); the Northern College Inspiring Collaboration ’23 Annual Learning Symposium and Networking Event, and the Wabun Tribal Council 29th Annual Audrey Allaire Memorial Golf Tournament.
At Westwood, the team is seeking to continue discussions with the Abitibiwinni First Nation community of Pikogan on finalizing the negotiated Impact Benefit Agreement. The third meeting of the Fayolle monitoring committee was held in September, which included a site visit. A dust abatement program is being implemented in coordination with the City of Rouyn-Noranda in relation to concerns raised by local residents near the Fayolle Project.
Recent Developments and Acknowledgments
In July 2023, IAMGOLD announced its endorsement of the Mining Association of Canada’s new EDI (Equity, Diversity and Inclusion) Protocol, which sets out requirements for mining companies to develop and implement a corporate strategy that is complemented by site-level policies, processes, and performance to drive transparency and accountability, and improve EDI performance in the mining sector.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	9

Equity, Diversity and Inclusion
The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company’s values is to conduct itself with respect and to embrace diversity. The Company has established an Equity, Diversity and Inclusion (“EDI”) Steering Committee to further enhance the Company’s strong commitment to these important values through data collection, education, awareness and action planning at the enterprise level. The Company completed a diagnostic evaluation of its EDI status, and the findings and recommendations (global and site specific) were rolled out across the Company to develop action plans. The Company is a sponsor of the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector. The Company is also an active contributor to the Mining Association of Canada’s TSM protocol on EDI and is working closely with Mining HR Canada on various initiatives, including with the representation of a member of management as Chair of the “Safe Workplaces for All” council.
In addition, IAMGOLD was recognized as a GTA Top 100 Employer for its efforts on various inclusion, engagement and culture work.
Governance
The Board of Directors of IAMGOLD (the “Board”) adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. In terms of diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30% female directors. With respect to Board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years. Currently, women represent 50% of the directors and 57% of the independent directors. The average tenure of directors on the Board is less than two years.
On September 21, 2023, the Company announced the retirement of Maryse Bélanger from the Board of Directors for personal reasons and other commitments. Immediately following Ms. Bélanger's retirement, the Board appointed David Smith as Chair of the Board.
On September 27, 2023, Bruno Lemelin was appointed to the role of Chief Operating Officer, having served as SVP, Operations & Projects since March 2020.
On November 9, 2023, the Company announced the retirement of Ian Ashby from the Board and the appointment of Anne Marie Toutant as an independent director.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	10

QUARTERLY UPDATES

West Africa

Essakane District, Burkina Faso
The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 km northeast of the capital, Ouagadougou. The Essakane District includes the Essakane Mine and the surrounding mining lease and exploration concessions totaling approximately 600 square kilometres. The Company owns a 90% interest in the Essakane mine with the remaining 10% held by the government of Burkina Faso.
Essakane Mine (IAMGOLD interest – 90%)

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Key Operating Statistics[1]
Ore mined (000s t)	2,015	3,259	6,369	10,894
Grade mined (g/t)	1.16	1.29	1.32	1.12
Waste mined (000s t)	8,624	9,357	24,070	28,305
Material mined (000s t) – total	10,639	12,616	30,439	39,199
Strip ratio[2]	4.3	2.9	3.8	2.6
Ore milled (000s t)	2,908	2,978	8,167	8,844
Head grade (g/t)	1.10	1.50	1.24	1.47
Recovery (%)	90	90	90	89
Gold production (000s oz) – 100%	93	129	293	372
Gold production (000s oz) – attributable 90%	84	115	264	334
Gold sales (000s oz) – 100%	94	133	295	381
Average realized gold price[3] ($/oz)	$1,940	$1,739	$1,936	$1,833
Financial Results ($ millions)[1]
Revenues[4]	$181.0	$232.2	$571.3	$699.2
Cost of sales[4]	132.1	127.4	368.1	327.8
Production costs	121.0	113.8	346.4	287.7
(Increase)/decrease in finished goods	2.1	2.2	(7.1)	5.8
Royalties	9.0	11.4	28.8	34.3
Cash costs[3]	127.8	127.1	353.9	326.8
Sustaining capital expenditures[3,5]	36.6	37.6	83.2	116.4
Expansion capital expenditures[3]	0.4	1.0	1.4	2.5
Total capital expenditures	37.0	38.6	84.6	118.9
Earnings from operations	3.7	38.4	77.7	190.5
Performance Measures[6]
Cost of sales excluding depreciation ($/oz sold)	$1,417	$954	$1,249	$860
Cash costs[3] ($/oz sold)	$1,372	$952	$1,201	$858
AISC[3] ($/oz sold)	$1,798	$1,248	$1,510	$1,171
1. 100% basis, unless otherwise stated.
2.Strip ratio is calculated as waste mined divided by ore mined.
3.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
4.As per note 29 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
5.Includes sustaining capitalized stripping for the third quarter 2023 of $20.8 million (third quarter 2022 - $18.6 million) and $41.5 million for YTD 2023 (YTD 2022 - $65.7 million).
6.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	11

Operational Insights
•Attributable gold production in the third quarter 2023 of 84,000 ounces was lower by 31,000 ounces or 27% compared to the same prior year period, primarily as a result of lower grades from the upper benches of Phase 5 of the pit which were lower than reserve block model grades.
•Mining activity of 10.6 million tonnes in the third quarter 2023 was lower by 2.0 million tonnes or 16% compared to the same prior year period as the mining fleet did not operate at full capacity during August due to disruptions in fuel supply, resulting from regional geopolitical issues and the security situation further described below. The situation improved during September and the mining fleet was operating at capacity during September and October. Mining activity in the third quarter 2023 continued to transition into Phase 5, resulting in a higher strip ratio, in line with expectations as the operation moves to new mining phases. At quarter end, there was sufficient fuel on hand to maintain normal levels of operating activity for October.
•Mill throughput in the third quarter 2023 was 2.9 million tonnes at an average head grade of 1.10 g/t, 2% and 27% lower than the same prior year period, respectively. The decrease in head grade during the quarter is partially due to the blending of lower grade material from stockpiles and the upper benches of Phase 5.
•The mill achieved recoveries of 90% in the third quarter 2023, in line with the same prior year period.
•The security situation in Burkina Faso continues to be a focus for the Company. Terrorist related incidents are still occurring in the country, the immediate region of the Essakane mine and, more broadly, the West African region. The security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains and continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies and inventory to the mine.
•On October 27, 2023, the President of Burkina Faso signed a decree resulting in an increase to royalty rates on gold sales occurring at per ounce prices above $1,500. The decree increases the royalty from the previous rate of 5% on all gold sold over $1,500 per ounce, to the new rate applied at 6% on gold sales between $1,500 and $1,700 per ounce, 6.5% on sales between $1,700 and $2,000 per ounce, and has been capped at 7% for gold sales occurring at prices exceeding $2,000 per ounce.
Financial Performance – Q3 2023 Compared to Q3 2022
•Production costs of $121.0 million were higher by $7.2 million or 6% primarily due to higher volumes of operating waste resulting from increased strip ratios as the mine enters new phases, the impacts of the security situation resulting in higher landed fuel prices, transportation and camp costs, as well as higher labour costs due to appreciation in the local currency. In addition to the fuel pricing pressures, power generation costs increased as heavy fuel used normally was periodically substituted with more expensive light fuel to maintain operations when supply was limited.
•Production costs and depreciation included abnormal costs of $4.0 million and $0.3 million (third quarter 2022 - $nil and $nil), respectively, resulting from the reduced operating capacity in August. The abnormal costs have been excluded from cash costs and AISC, reducing both metrics by $43 per ounce sold.
•Cost of sales, excluding depreciation, of $132.1 million was higher by $4.7 million or 4% primarily due to higher production costs, partially offset by lower royalties due to lower sales. Cost of sales per ounce sold, excluding depreciation, of $1,417 was higher by $463 or 49% primarily due to lower production and sales as well as higher production costs.
•Cash costs of $127.8 million were in line with the prior year. Cash costs per ounce sold of $1,372 were higher by $420 or 44% primarily due to lower production and sales.
•AISC per ounce sold of $1,798 was higher by $550 or 44% primarily due to lower production and sales.
•Total capitalized stripping of $20.8 million was higher by $2.2 million or 12% primarily due to higher mining costs resulting from the increased landed cost of fuel.
•Sustaining capital expenditures, excluding capitalized stripping, of $15.8 million included mobile and mill equipment of $4.6 million, tailings management of $2.7 million, capital spares of $2.1 million, generator overhaul of $1.8 million, resource development of $1.0 million and other sustaining projects of $3.6 million. Expansion capital expenditures of $0.4 million were incurred in support of fulfilling the community village resettlement commitment.
Financial Performance – YTD 2023 Compared to YTD 2022
•Production costs of $346.4 million were higher by $58.7 million or 20% primarily due to the higher volumes of operating waste, the security situation impact on fuel, transportation and camp costs, and the fuel substitution at the mill described above.
•Production costs and depreciation included abnormal costs of $13.5 million and $1.0 million respectively (YTD 2022 - $nil and $nil) respectively, resulting from the reduced mining capacity in the first and third quarter 2023. The abnormal costs have been excluded from cash costs and AISC, reducing both metrics by $46 per ounce sold.
•Cost of sales, excluding depreciation, of $368.1 million was higher by $40.3 million or 12% due to higher production costs, partially offset by timing of sales. Cost of sales per ounce sold, excluding depreciation, of $1,249 was higher by $389 or 45% primarily due to lower production and sales as well as higher production costs.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	12

•Cash costs of $353.9 million were higher by $27.1 million or 8% due to higher production costs, excluding abnormal costs, partially offset by timing of sales. Cash costs per ounce sold of $1,201 were higher by $343 or 40%, primarily due to lower production and sales as well as higher production costs.
•AISC per ounce sold of $1,510 was higher by $339 or 29% due to higher cash costs per ounce sold, partially offset by lower capitalized waste stripping and other sustaining capital expenditures.
•Total capitalized stripping of $41.5 million was lower by $24.2 million or 37% due to the reduced mining capacity noted above, in addition to increased proportions of operating waste in the targeted mine sequences, which were partially offset by the cost pressures noted above.
•Sustaining capital expenditures, excluding capitalized stripping, of $41.7 million included capital spares of $12.1 million, tailings management of $8.1 million, mobile and mill equipment of $7.8 million, resource development of $3.1 million, generator overhaul of $3.0 million and other sustaining projects of $7.6 million. Expansion capital expenditures of $1.4 million were incurred in support of fulfilling the community village resettlement commitment.
Outlook
Attributable gold production at Essakane in 2023 is expected to be within the range of 340,000 to 380,000 ounces. Mining activity is expected to return to normal operating levels during the fourth quarter, including increased levels of waste stripping. The mill feed will consist of a combination of direct feed and stockpiles as the mine fleet continues to sequence through the targeted phases of waste stripping. The Company is expanding its fuel storage facilities to mitigate the impact of potential limited fuel supplies in the future.
Capital expenditures are expected to be approximately $130 million, with increased volumes of capitalized waste in the fourth quarter 2023 to provide access to mining areas in support of the 2024 and 2025 production plan. The capital spending plan assumes no significant disruptions in the supply chain resulting from the security situation described above.
The Company plans to file an updated NI 43-101 technical report by the end of 2023 detailing the life of mine plan for Essakane and an updated mineral reserve and mineral resource estimation. The technical report will incorporate the decision to forego a capital-intensive heap leach project in favour of processing through the existing CIL circuit the 9.9 million tonnes of the previously stockpiled material over the life of mine.
The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure to secure operational continuity (see "Risks and Uncertainties").
Brownfield Exploration
During the nine months ended September 30, 2023, approximately 12,000 metres of diamond drilling were completed as part of a step-out and infill drilling program to extend known mineralization and improve resource confidence within selected areas of the EMZ and the Lao satellite deposit. Exploration activities on concessions surrounding the mine lease continue to be suspended due to regional security constraints.
Bambouk Assets
On December 20, 2022, the Company announced it had entered into definitive agreements with Managem S.A (CAS:MNG) (“Managem”) to sell its interests in the Bambouk Assets. Under the terms of the agreements, IAMGOLD will receive total cash payments of approximately $282.0 million (pre-tax) as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company’s 90% interest in the Boto Gold Project in Senegal and 100% interest in each of: Karita Gold Project and associated exploration properties in Guinea, the Diakha-Siribaya Gold Project in Mali, and the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal.
On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal, for aggregate gross cash proceeds of $197.6 million. The gross proceeds include deferred proceeds of $32.0 million which were received on October 26, 2023. On closing, the Company recognized a gain on disposal of the Senegal Assets of $109.1 million and paid taxes of $4.1 million.
The Company received consent of IAMGOLD’s syndicate of lenders to complete the sale of its interests in the Bambouk Assets. There are two transactions remaining to close and both are subject to certain regulatory approvals from the respective Governments, as well as other customary closing conditions included in the transaction agreements. The first of the remaining two transactions is expected to close before the end of the year, and the final transaction is expected to close in 2024.
Under the terms of the transaction agreements, exploration expenditures incurred to further develop the Bambouk Assets will be recouped from Managem upon closing.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	13

North America

Westwood Complex, Canada
The Westwood complex is located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. The Westwood complex includes the Westwood underground mine, the Grand Duc open pit mine, and the Fayolle open pit mine which is located approximately 30 kilometres northwest of the Westwood complex.
Westwood Mines (IAMGOLD interest – 100%)

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Key Operating Statistics
Underground lateral development (metres)	1,133	951	4,008	3,006
Ore mined (000s t) – underground	79	61	203	177
Ore mined (000s t) – other sources	231	243	580	620
Ore mined (000s t) – total	310	304	783	797
Grade mined (g/t) – underground	6.81	6.70	6.86	5.73
Grade mined (g/t) – other sources	1.86	1.01	1.54	0.99
Grade mined (g/t) – total	3.12	2.15	2.92	2.04
Ore milled (000s t)	283	284	789	818
Head grade (g/t) – underground	6.66	6.82	6.80	5.68
Head grade (g/t) – other sources	1.57	0.94	1.37	0.98
Head grade (g/t) – total	2.94	2.23	2.76	2.00
Recovery (%)	92	94	93	93
Gold production (000s oz)	25	19	65	49
Gold sales (000s oz)	22	18	61	48
Average realized gold price[1] ($/oz)	$1,928	$1,730	$1,925	$1,814
Financial Results ($ millions)
Revenues[2]	$43.5	$31.4	$118.0	$89.3
Cost of sales[2]	33.9	32.7	102.2	99.1
Production costs	36.7	35.5	109.2	104.2
(Increase)/decrease in finished goods	(2.8)	(2.8)	(7.0)	(5.1)
Cash costs[1]	34.0	32.4	101.8	97.7
Sustaining capital expenditures[1,5]	13.8	6.4	48.2	22.5
Expansion capital expenditures[1]	—	1.5	0.2	2.7
Total capital expenditures[1]	13.8	7.9	48.4	25.2
Earnings/(loss) from operations	2.1	(3.2)	(7.3)	(22.3)
Performance Measures[3]
Cost of sales excluding depreciation[4] ($/oz sold)	$1,506	$1,817	$1,674	$2,043
Cash costs[1] ($/oz sold)	$1,506	$1,803	$1,667	$2,015
AISC[1] ($/oz sold)	$2,138	$2,208	$2,486	$2,541
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
2.As per note 29 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
3.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
4.Includes non-cash ore stockpile and finished goods inventories NRV write-down of $nil for the third quarter 2023 (third quarter 2022 - $1.1 million) and $3.2 million for YTD 2023 (YTD 2022 - $6.1 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $nil for the third quarter 2023 (third quarter 2022 - $61) and $53 for YTD 2023 (YTD 2022 - $126).
5.Includes sustaining capitalized stripping for the third quarter 2023 of $0.3 million (third quarter 2022 - $nil) and $4.2 million for YTD 2023 (YTD 2022 - $nil).

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	14

Operational Insights
•Gold production in the third quarter 2023 was 25,000 ounces, higher by 6,000 ounces or 32% compared to the same prior year period, primarily due to higher grades. The higher grades result from an increased proportion of underground ore processed as underground activities continue to improve, in addition to increased grades with the introduction of higher grade ore from the Fayolle deposit and positive grade reconciliation at the Grand Duc open pit.
•Mining activity in the third quarter 2023 was 310,000 tonnes of ore, a 2% increase from the same prior year period. The underground ore tonnes mined exceeded the same prior year period due to the continued progress in rehabilitation and development of underground activities, which has resulted in an increase in production stopes available.
•Underground development in the third quarter 2023 continued to improve over prior periods, with 1,133 metres of lateral development completed, higher by 182 metres or 19% than the prior year period. The progressive ramp up in development and rehabilitation work continues to secure safe access to multiple ore faces at different levels in the mine, increasing operational flexibility to allow simultaneous exploitation of multiple stope sequences in line with the ramp up plan. The rehabilitation work program consists of repairing and upgrading the existing underground infrastructure in line with the revised rock mechanic standard, which has been developed to ensure that safe work conditions are maintained in seismic portions of the mine. This activity enables production to safely recommence once rehabilitation work on a specific level has been completed. The rehabilitation work program, which was expected to be completed over the course of 2023 and 2024, is currently experiencing better than planned productivity rates moving more of the work and costs in 2023 while reducing the work required in 2024.
•Mill throughput in the third quarter 2023 was 283,000 tonnes at an average head grade of 2.94 g/t, in line with and 32% higher than the same prior year period, respectively. The higher head grades during the quarter are primarily due to an increased proportion of higher grade ore feed from the underground as production activities were able to target rehabilitated underground zones, in addition to increasing grades from other sources with the introduction of higher grade material from Fayolle deposit.
•The mill achieved recoveries of 92% in the third quarter 2023, 2% lower than the same prior year period. During the quarter, there was a build-up of in-circuit gold inventory in the elution circuit, that has been resolved subsequent to the quarter end.
•In March 2023, all required environmental and regulatory permits were received to commence mining of the Fayolle satellite deposit, located approximately 30 kilometres northwest of the Westwood complex. Incidental volumes of ore were processed during the third quarter 2023 with the remaining ore mined stockpiled at the Fayolle site for future transport. The comparatively higher-grade material from the Fayolle deposit is expected to increase the average head grade of ore milled from surface sources as the year progresses.
Financial Performance – Q3 2023 Compared to Q3 2022
•Production costs of $36.7 million was higher by $1.2 million or 3% than the same prior year period and include approximately $2.9 million of development cost incurred at the Fayolle deposit, which has been expensed due to the short life of the Fayolle Project.
•Cost of sales, excluding depreciation, of $33.9 million was higher by $1.2 million or 4% due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,506, was lower by $311 or 17% primarily due to higher production and sales.
•Cash costs of $34.0 million were higher by $1.6 million or 5% due to higher production costs. Cash costs per ounce sold of $1,506 were lower by $297 or 16%, primarily due to higher production and sales. Included in cash costs per ounce sold is an approximate impact of $127 per ounce sold resulting from the development cost incurred at the Fayolle deposit.
•AISC per ounce sold of $2,138 was lower by $70 or 3% primarily due to lower cash costs per ounce sold, partially offset by increased sustaining capital expenditures, including non-recurring rehabilitation work performed. AISC in September was close to break even.
•Sustaining capital expenditures, excluding capitalized stripping, of $13.5 million included underground development and rehabilitation of $9.0 million and other sustaining capital projects of $4.5 million.
Financial Performance – YTD 2023 Compared to YTD 2022
•Production costs of $109.2 million were higher by $5.0 million or 5% and include $6.0 million of development cost incurred at the Fayolle deposit, which has been expensed due to the short life of the Fayolle Project.
•Cost of sales, excluding depreciation, of $102.2 million was higher by $3.1 million or 3% due to higher production costs, partially offset by timing of sales. Cost of sales per ounce sold, excluding depreciation, of $1,674 was lower by $369 or 18% due to production and sales.
•Cash costs of $101.8 million were higher by $4.1 million or 4% due to higher production costs. Cash costs per ounce sold of $1,667 were lower by $348 or 17% primarily due to higher production and sales. Included in cash costs per ounce sold is an approximate impact of $98 per ounce sold resulting from the development cost incurred at the Fayolle deposit.
•AISC per ounce sold of $2,486 was lower by $55 or 2% primarily due to higher sustaining capital expenditures, including non-recurring rehabilitation work performed, partially offset by lower cash costs per ounce sold.
•Sustaining capital expenditures, excluding capitalized stripping, of $44.0 million included underground development and rehabilitation of $30.9 million and other sustaining capital projects of $13.1 million.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	15

Outlook
Westwood gold production is expected to be at the top end of the range of 70,000 to 90,000 ounces in 2023. Production levels and unit costs are expected to continue to improve into the fourth quarter of the year, benefiting from the continued advancement of underground development providing access to more and higher-grade stope sequences. Mill feed will continue to be supplemented from available satellite surface deposits, including increased proportions of comparatively higher grade ore feed from the satellite Fayolle property.
Capital expenditures are expected to be approximately $65 million of sustaining capital in support of underground development and rehabilitation work, the renewal of the mobile fleet and fixed equipment, repairs to the Westwood mill, and other capital projects.
The Company plans to file an updated NI 43-101 technical report detailing the results of certain mine optimization efforts and strategic assessments of the Westwood complex during 2024 as the underground mine plan continues to be optimized based on recent performance.
Brownfield Exploration
During the nine months ended September 30, 2023, approximately 22,500 metres of underground diamond drilling (including approximately 1,000 metres of geotechnical drilling) was completed to support the continued ramp up of underground mining operations.
On the Fayolle satellite property mining operations continued during the third quarter, although with operations intermittently impacted by wet weather conditions.
Côté District, Canada
Côté Gold Project
The Côté District located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin deposit. The project is being developed through a joint venture (the "Côté Gold UJV" or "UJV") between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. In July 2020, the Company, together with SMM, announced the decision to proceed with the construction of the project. The UJV is governed by the Côté Gold Joint Venture Agreement.
Funding transaction with Sumitomo
On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM. As outlined in the JV Funding and Amending Agreement, as of May 1, 2023, SMM has contributed $250.0 million of the Company's funding obligations to the Côté Gold Project and as a result, the Company transferred 9.7% of its interest in the Côté Gold Project to SMM (the "Transferred Interests").
For accounting purposes, the JV Funding and Amending Agreement does not meet the requirements under IFRS to recognize the dilution of the Company's interest in the Côté UJV as a sale – and so the Company will continue to account for 70% of the assets and liabilities of the joint venture. The Company has recognized a financial liability equal to the current repurchase price and option fee.
The Company has a right to repurchase the Transferred Interests on seven dates between November 30, 2023, and November 30, 2026, to return to its full 70% interest in the Côté Gold Project (the "Repurchase Option"). The Company may exercise its Repurchase Option through the payment of the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus the incremental contributions made and less incremental gold production received by SMM due to its increased ownership, up to achieving commercial production. SMM contributed an incremental $49.2 million during the nine months ended September 30, 2023, based on its 9.7% increase in ownership. SMM will retain the net proceeds or payments due from its increased ownership from the achievement of commercial production up to the repurchase of the Transferred Interests.
Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company will pay a Repurchase Option fee to SMM equal to the three-month SOFR plus 4% on the amounts advanced by SMM, during construction and up to achieving commercial production, less the value of the incremental gold production up to achieving commercial production. The Repurchase Option fee accrued during 2023 will be payable upon the earlier of the Company’s exercise of the Repurchase Option or November 30, 2026. The Repurchase Option fee will be payable in cash quarterly from January 1, 2024. The JV Funding and Amending Agreement also includes changes to the operator's fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD’s rights on the Oversight Committee are maintained and IAMGOLD remains as the operator.
Project Expenditures1
Since commencement of construction, $2.54 billion ($1.78 billion at 70%) of the planned $2.965 billion ($2.08 billion at 70%) of project expenditures has been incurred. The original budget assumed a USDCAD exchange rate of 1.25.
On a 100% basis at the UJV level, the Côté Gold Project incurred project expenditures of $317.3 million ($222.0 million at 70%) in the third quarter 2023 at an average USDCAD exchange rate of 1.33 and $831.3 million ($581.8 million at 70%) in the nine months ended September 30, 2023, at an average USDCAD exchange rate of 1.34. Incurred project expenditures include the cost of supplies inventory and the build of the initial ore stockpile.
_________________________
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	16

The total project expenditures are expected to be in line with the planned $2.965 billion (± 1.5%) and the estimated cost to complete the Côté Gold Project on a 100% basis is $425 million ($298 million at 70%) on an incurred basis assuming a USDCAD rate of 1.35 during the remainder of construction. A portion of the project expenditures is expected to be incurred in 2024 during commissioning and ramp up.
The Company funded approximately $149.6 million to the UJV during the quarter and SMM funded $98.5 million, including an additional $24.1 million that was funded due to its increased ownership.
Based on the Company's 60.3% ownership in the UJV, IAMGOLD’s remaining funding requirement, after the JV Funding and Amending Agreement with SMM – and incorporating project expenditures, changes in working capital and leases – is expected to be $325 million and SMM will fund an incremental amount of approximately $41.0 million due to its increased ownership.
Third Quarter Activities Update
As of September 30, 2023, overall, the project was estimated to be 90.6% complete, with construction progress approximately 92% complete. Côté Gold is expected to commence production in the first quarter of 2024. As announced on October 23, 2023, the following provides an update on project activities:

Project Activity	Update
Health and safety	Total project hours worked of 13.2 million hours with a project-to-date DARTFR of 0.06 and a TRIFR of 0.68.
Labour and workforce
In September, the project workforce averaged between 1,800 and 1,900 workers on site. Activities at site have started the shift from major construction to finalization and commissioning. Labour availability and turnover continues to be a primary focus for Côté management.

Earthworks activities
The tailings management facility (“TMF”) east starter dam reached the Phase 1 elevation of 396, and the West starter dam is substantially complete at its final elevation of 410.5 EL. These milestones enable filling the TMF with water to store the 1.1M-1.5M m3 required for commissioning. At the end of September, 0.8M m3 of water has been accumulated in the TMF.
Bulk fill for the Phase II TMF has reached target elevation sand bedding and liner work is being completed in the fourth quarter.
The primary earthworks contractor demobilized during the quarter, successfully handing off pit, dewatering, pioneer drilling and overburden stockpile activities to IAMGOLD operations teams.

Processing plant
Progress for both the dry and wet areas of the process facility advanced well in the quarter. It is anticipated bulk construction will end in October, ushering in the finishing and completion stages.
The HPGR and secondary crushing building progressed well in the quarter, with the installation of most of the secondary crusher components. All conveyors have been erected for the HPGR and secondary crusher building marking a major milestone.
In the coarse ore area, the triodetic dome cladding was substantially complete at quarter end. Conveyors and interconnecting electrical has been turned over to the Pre-commissioning team. The screen building saw the installation of the screens, conveyors and belts. The fine ore bin area is substantially complete, with walkdowns completed for most subsystems.
Installation of ball mill liners is complete, and motors and motor soleplates were set. The alignment on the ring gear for the ball mill was found to be out of tolerance. The OEM service team is on site to address the problem.
Leach and CIP tank installation continues to be a primary focus with final completion expected early in the fourth quarter. Leak testing of leach tanks and thickeners commenced in October. Construction sequence has been adjusted to prioritize critical tanks for commissioning to mitigate potential delays on the overall schedule.

Infrastructure
Commissioning of the main electrical substation and the connection to the provincial hydro grid and the substation was completed in the quarter. The substation was energized successfully and connections throughout the site are ongoing.
Installation of underground services and utilities continued to progress. Fuel distribution and storage, including the refueling station, has been commissioned and completed.
Truck shop building A was completed in the quarter, followed by building B in the fourth quarter. All cranes are commissioned with OH doors installed, and fire proofing started in building B. The installation of the electrical room for the assay lab is ongoing with handover to operations planned in October.

Procurement
Heavy mobile equipment continues to arrive on site with fourteen CAT 793F haul trucks, two 6060 electrical shovels, three 994 loaders and three D10 dozers having been delivered by the end of September.
Commissioning of the first electric shovel is ongoing, awaiting electrification at site in order to be deployed for in-pit activities.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	17

Operational readiness
Commissioning and Pre-commissioning teams are working with construction teams to coordinate the overlapping of pre-operation activities with construction. Operational readiness continues in multiple areas with a focus on ramping up mining activities, hiring and training of process plant personnel, development and standardization of mine, mill and site maintenance processes and systems, and preparation for the transition of site services contracts.
Autonomous hauling continued to ramp up. During the third quarter 2023, up to ten CAT 793F haul trucks have begun operating in autonomous mode and a total of fourteen haul trucks have been commissioned. Autonomous drilling began in the quarter with four Pit Vipers now in operation. The operations team are continuously improving haulage roads and dumping location to achieve improved autonomous haulage efficiency and cycle times.
Mining activities advanced, progressing down to the 364m EL bench grade in the south area, and starting of mining to the same level in the east. Owner mining has progressed well with nearly 1.6 million tonnes mined in the third quarter 2023. The stockpile has approximately 3.7 million tonnes of material on track to the target build-up of 5.0 million tonnes by the end of the year. The IAMGOLD mine operations team started operating 24/7 effectively in July and is at full complement as of quarter end.
The 2022/2023 48,000m RC drill program de-risking the first year of the mine plan was completed. A new 30,000 m contract has been awarded with drilling commenced at the end of the quarter.

Permitting and sustainability
All critical permitting and sustainability work is complete with non-critical path work ongoing and expected to be received during the remainder of the project.
Community consultation and the implementation of the IBA with Indigenous partners continue. The health, safety and environmental programs and the emergency response plan are in development along with standard operating procedures.

Upcoming Milestones and Schedule Summary
Construction of the project commenced in the third quarter 2020, major earthworks commenced in the first quarter 2021 and the IAMGOLD mine operations team started continuous operations in July 2023. Recently achieved milestones and those remaining of note are as follows:

The Company cautions that potential further impacts, including, without limitation, inflationary pressures, global supply chain disturbances, disruptions from weather events resulting in limited or no productivity such as extreme cold or forest fires in dry, hot summer months, labour disputes and the tight labour market could impact the timing of activities, costs, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	18

Gosselin Deposit
The Gosselin deposit is located immediately to the northeast of the Côté Gold deposit. An ongoing diamond drilling program continued in the third quarter 2023 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor, of which approximately 21,300 metres were completed in the first nine months of 2023. Technical studies are planned to advance metallurgical testing, conduct mining and infrastructure studies in order to review alternatives for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.
Subsequent to the quarter end, the Company reported assay results from its ongoing drill program with highlights including: 300.8 metres grading 1.40 g/t Au in GOS23-134, 240.0 metres grading 1.53 g/t Au in GOS23-136 and 500.8 metres grading 0.72 g/t Au in GOS23-144 (see news release dated October 23, 2023). The favorable results from this phase of drilling provided evidence the Gosselin deposit is approaching similar dimensions as the adjacent Côté deposit. Drill intercepts obtained from the newly discovered West Breccia have significantly expanded this breccia body which now measures 250 metres by 170 metres and extends for a depth of approximately 400 metres. This has helped to highlight a highly prospective corridor at depth measuring up to 850 metres in strike length that remains to be tested between the Gosselin West Breccia and the Côté deposit hydrothermal breccia. This represents a priority exploration opportunity to further expand the Gosselin resource below the 400 meter vertical depth extent of the current 2021 resources pit shell.
The 2023 diamond drilling program continued to successfully demonstrate extensions of the Gosselin Deposit both at depth (below 400 metres vertical depth) and along the south edge of the deposit. These results will be incorporated into the deposit model to support an updated Mineral Resource estimate as part of the year end Mineral Resources disclosure.
Chibougamau District, Canada
The Chibougamau District includes the Nelligan Gold Project, the Monster Lake Project and the Anik Gold Project.
Nelligan Gold Project
The Nelligan Gold Project is located approximately 45 kilometres south of the Chapais – Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc (“Vanstar”). The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project.
During the first quarter 2023, the Company reported and filed an updated Mineral Resource Estimate (on a 100% basis) of 73.5 million tonnes of Indicated Mineral Resources averaging 0.84 g/t Au for 1.99 million ounces of gold, and 129.5 million tonnes of Inferred Mineral Resources averaging 0.87 g/t Au for 3.60 million ounces of gold (see news releases dated February 23, 2023).
During the third quarter 2023, drilling activities resumed to continue to improve resource classification and extend mineralization beyond the current resource pit shell of the Nelligan deposit, and test selected exploration targets elsewhere on the property. Approximately 10,300 metres were completed in the first nine months of 2023.
Monster Lake Gold Project
The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of the Nelligan Gold Project in the Chapais – Chibougamau area in Québec.
Anik Gold Project
The Anik Gold Project is wholly owned by Kintavar Exploration Inc. (“Kintavar”) and is contiguous with the Nelligan Gold Project to the north and east. The Company holds an option to earn up to an 80% interest in the project by meeting certain commitments (see Kintavar news release dated May 28, 2020).
Approximately 1,750 metres of diamond drilling were completed to test various exploration targets in the first nine months of 2023.
Exploration
In the third quarter 2023, expenditures for exploration and project studies totaled $5.1 million compared with $3.9 million in the same prior year period, of which $4.1 million was expensed and $1.0 million was capitalized. During the nine months ended September 30, 2023, drilling activities on active projects and mine sites totaled approximately 68,000 metres. For additional information regarding the brownfield and greenfield exploration projects, see "Quarterly Updates". The Company's exploration expenditures guidance for 2023 is $18 million.

($ millions)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Exploration projects – greenfield	$3.6	$2.4	$9.3	$8.4
Exploration projects – brownfield[1]	1.5	1.5	4.6	6.1
Total – continuing operations	5.1	3.9	13.9	14.5
Discontinued operations	—	0.7	0.1	2.5
Total – all operations	$5.1	$4.6	$14.0	$17.0
1.Exploration projects – brownfield for the third quarter 2023 included near-mine exploration and resource development of $1.0 (third quarter 2022 - $1.0 million) and $3.1 million for YTD 2023 (YTD 2022 - $3.6 million).

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	19

EURO Ressources
EURO Ressources (“EURO”) is a French mining royalty and streaming company listed on the NYSE Euronext of Paris stock exchange under the symbol EUR. EURO's main assets are a 10% royalty from IAMGOLD on the Rosebel Gold Mine production (excluding Saramacca) in Suriname (the “Rosebel royalty”), a silver stream from a subsidiary of Orezone Gold Corporation, a royalty on the Paul Isnard concessions in French Guiana and marketable securities. IAMGOLD owns 90% of EURO, makes quarterly royalty payments to EURO and receives a 90% share of the annual dividend from EURO, net of income taxes in France and withholding taxes. The Rosebel royalty payments from IAMGOLD apply to the first seven million ounces of gold production from Rosebel and are calculated using the LBMA Afternoon Gold Price less approximately $300 to $350 per ounce.
Following the sale of the Rosebel mine to Zijin, IAMGOLD continues to make quarterly royalty payments to EURO, based on Rosebel production reported by Zijin, and IAMGOLD will receive a 90% share of any annual dividend from EURO, net of income taxes in France and withholding taxes. As of September 30, 2023, Rosebel had produced over 5.8 million ounces of gold with less than 1.2 million ounces of gold remaining under the Rosebel royalty agreement.

Discontinued operations – Rosebel Gold Mines

Brokopondo District, Suriname
On January 31, 2023, the Company completed the sale of its interests in the Rosebel mine to Zijin. Prior to the closing of the sale, attributable gold production and attributable gold sales were 26,000 ounces and 25,000 ounces, respectively.
On closing, the Company recognized a loss on disposal of $7.4 million, net of income tax, which has been included in earnings from discontinued operations.
FINANCIAL CONDITION

Liquidity and Capital Resources
As at September 30, 2023, the Company had $548.9 million in cash and cash equivalents at its continuing operations and net debt of $478.1 million. Approximately $452.9 million was available under the Company’s Credit Facility resulting in liquidity at September 30, 2023, of approximately $1,001.8 million. Within cash and cash equivalents, $76.8 million was held by Côté Gold and $54.6 million was held by Essakane. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. Essakane declared a dividend during the second quarter 2023 of $120.0 million, which was received by IAMGOLD in the third quarter, net of minority interest and withholding taxes. SMM funded the Company's portion of the Côté UJV funding in the first quarter 2023 and partially during the second quarter 2023 as part of the funding arrangement announced on December 19, 2022. During the remainder of construction, the Company will fund its portion of the Côté UJV funding of $325 million from available cash balances. Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold Project totaled $57.6 million.
The following sets out the changes in cash balance from June 30, 2023, to September 30, 2023, and December 31, 2022, to September 30, 2023:

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	20

Current assets as at September 30, 2023, were $939.4 million, down $581.9 million compared with December 31, 2022. The decrease was primarily due to a reduction in assets held for sale of $751.1 million as the Company completed the sale of Rosebel in the first quarter 2023 and the sale of the Senegal Assets in the second quarter 2023 in addition to a repayment to the Credit Facility of $455.0 million, offset by cash proceeds received from the sale of the Rosebel assets of $389.2 million, cash proceeds received from the sale of the Senegal Assets of $165.6 million, and $379.0 million in net proceeds received from the issuance of the Term Loan.
Current liabilities as at September 30, 2023, were $586.0 million, down $60.2 million compared with December 31, 2022. The decrease was due to a reduction in liabilities held for sale of $270.3 million for the same reason noted above, offset by an increase in the current portion of deferred revenue of $193.2 million in connection with the Company’s 2022 gold sale prepayment arrangement (the “2022 Prepay Arrangement”). The Company reclassified the deferred revenue of $193.2 million from long-term liabilities to current liabilities for the portion which will be settled during the first half of 2024.
The following table summarizes the carrying value of the Company's long-term debt:

	September 30	December 31
($ millions)[1]	2023	2022
Credit Facility	$—	$455.0
5.75% senior notes	447.9	447.6
Term Loan	377.6	—
Equipment loans	10.5	16.1
	$836.0	$918.7
1.Long-term debt does not include leases in place at continuing operations of $129.4 million as at September 30, 2023 (December 31, 2022 - $73.8 million). IFRS requires that the Company recognize 100% of the Côté Gold UJV lease liability and right-of-use assets on its balance sheet, including the $24.0 million portion guaranteed by SMM.
1.Includes principal and interest payments for the Credit Facility, Term Loan, 5.75% senior notes and equipment loans and does not include the repayment of the 2022 Prepay Arrangements (defined below) which will be physically settled in 2024, and leases.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	21

Credit Facility
The Company has a $490 million Credit Facility, which was entered into in December 2017 and amended subsequently to, among other things, extend the maturity date to January 2025 and to obtain consent for the sale of Rosebel, the sale of the Bambouk Assets as well as the arrangements contemplated under the JV Funding and Amending Agreement and entering into the Term Loan. The Credit Facility provides for an interest rate margin above the Secured Overnight Financing Rate, banker’s acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage.
As at September 30, 2023, the Credit Facility was undrawn and the Company issued letters of credit under the Credit Facility in the amount of $22.1 million as collateral for surety bonds issued, $11.0 million as guarantees for certain environmental indemnities to government agencies, and $4.0 million as a supplier payment guarantee, with $452.9 million remaining available under the Credit Facility.
On November 9, 2023, the Company entered into a one year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced to $425 million based on the Company’s requirements for a senior revolving facility for its overall business. The amendment requires certain ancillary post-closing deliverables. The Company has commitments for the full $425 million facility up to January 31, 2025, and for $372 million up to January 31, 2026. The Company will consider and evaluate obtaining additional commitments up to $425 million for the period following January 31, 2025.
5.75% Senior notes
In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
Term Loan
On May 16, 2023, the Company entered into the $400 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.
The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which has been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and is being amortized using the effective interest rate method. The Term Loan can be repaid in $20 million tranches at any time and has a make-whole premium if repaid in the first two years, a 104% premium if repaid after year two, a 101% premium if repaid after year three and 100% thereafter.
The Term Loan has a minimum liquidity ($150 million consolidated cash plus available amounts under the Company’s revolving credit facility) and interest coverage ratio (1.5x trailing consolidated EBITDA to consolidated interest expense) covenants and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps.
Leases
At September 30, 2023, the Company had lease obligations of $129.4 million at a weighted average borrowing rate of 7.05%.
On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, which have been delivered through 2022 and will continue to be delivered through 2023, with a value of approximately $125 million. In connection therewith, SMM entered into a guarantee of 30% of the obligations under such agreement, reflecting its pro rata interest in the Côté Gold UJV. IFRS requires that the Company recognize 100% of the Côté Gold UJV lease liability and right-of-use assets on its balance sheet, including the $24.0 million portion guaranteed by SMM.
Equipment loans
At September 30, 2023, the Company had equipment loans with a carrying value of $10.5 million secured by certain mobile equipment, with interest rates between 5.23% and 5.95% which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.
Prepay arrangements
During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract pre-funded price of $1,753 per ounce on 50,000 gold ounces and an outstanding collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million in 2022 and is to physically deliver 150,000 ounces over the course of 2024.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	22

Surety bonds and performance bonds
As at September 30, 2023, the Company had (i) C$201.4 million ($149.0 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold and (ii) C$37.3 million ($27.6 million) of performance bonds in support of certain obligations related to the construction of Côté Gold.
As at September 30, 2023, the total collateral provided through letters of credit and cash deposits was $33.4 million. The balance of $115.6 million remains uncollateralized.
The Company expects that the surety bonds in support of the Doyon division will have to be increased to support the updated environmental closure cost obligations in the updated closure plan once such closure plan has been approved by the applicable regulatory authorities. The Company will also have to post additional surety bonds at Côté Gold once the project achieves commercial production.
Derivative contracts
In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold, the Company entered into certain derivative contracts in respect of certain of its future gold sales and exchange rates. In addition, the Company manages certain other commodities exposure such as oil through derivatives. See “Market Risk – Summary of Foreign Currency and Commodity Derivative Contracts” for information relating to the Company’s outstanding derivative contracts including the derivative contracts associated with Côté Gold.
Liquidity Outlook
At September 30, 2023, the Company had available liquidity of $1,001.8 million comprised of $548.9 million in cash and cash equivalents and $452.9 million available under the Credit Facility. On November 9, 2023, the Credit Facility size has been reduced from $490 million to $425 million as part of the extension of the maturity date of the facility to January 2026, that effectively reduced the amount available under the credit facility to $387.9 million.
Based on 70% at the unincorporated joint venture level, the estimated cost to complete the construction of Côté Gold Project, on an incurred basis, is $298 million assuming a USDCAD rate of 1.35 during the remainder of construction. IAMGOLD is expected to fund $325 million on project expenditures and working capital during the remainder of construction based on its 60.3% ownership in Côté Gold UJV.
On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal for aggregate gross cash proceeds of $197.6 million. The gross proceeds include deferred payments of $32.0 million that was received on October 26, 2023. The expected gross proceeds for the remainder of the transactions, in respect to the assets in Guinea and Mali, are approximately $84.4 million.
The Company also has to deliver 150,000 ounces of its 2024 production into the 2022 Prepay Arrangements.
Based on the current construction schedule of Côté Gold Project as well as prevailing market conditions, which could impact Côté Gold Project expenditures and operating cash flows from the Company's existing operations, the Company believes that its available liquidity at September 30, 2023, combined with cash flows from operations and the expected proceeds from the sale of the remaining Bambouk Assets, is sufficient to fund the Côté UJV to complete the construction, commissioning and ramp up of the Côté Gold Project.
The Company’s financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company’s ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.
The Company will be dependent on the cash flows generated from the Côté Gold Project to repay its existing and any additional indebtedness that it may incur to fund the remaining construction, commissioning and ramp up costs of the Côté Gold Project. Readers are encouraged to read the “Caution Regarding Forward Looking Statements” and the “Risk Factors” sections contained in the Company’s 2022 Annual Information Form, which is available on SEDAR at www.sedar.com and the “Caution Regarding Forward Looking Statements” and “Risk and Uncertainties” section of the MD&A.
Contractual Obligations
As at September 30, 2023, contractual obligations from continuing operations with various maturities were approximately $2.1 billion, primarily comprising expected future contractual payments of long-term debt including principal and interest, purchase obligations, capital expenditures obligations, asset retirement obligations and lease obligations, partially offset by cash collateralized letters of credit and restricted cash in support of environmental closure cost obligations for certain mines. The Company believes these obligations will be met through available cash resources and net cash from operating activities. The Company entered into derivative contracts for risk management purposes. These derivative contracts are not included in the contractual obligations. Details of these contracts are included in “Market Risk – Summary of Foreign Currency and Commodity Derivative Contracts”.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	23

Cash Flow

($ millions)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$37.5	$117.7	$89.5	$341.9
Investing activities	(236.8)	(228.9)	(130.1)	(658.6)
Financing activities	5.0	217.4	184.8	339.8
Effects of exchange rate fluctuation on cash and cash equivalents	(4.5)	(21.7)	(2.3)	(32.4)
Increase (decrease) in cash and cash equivalents	$(198.8)	$84.5	$141.9	$(9.3)
Cash and cash equivalents, beginning of the period	747.7	435.1	407.8	544.9
Cash and cash equivalents, end of the period – all operations	$548.9	$519.6	$549.7	$535.6
Less: Increase (decrease) in cash and cash equivalents – held for sale	—	2.3	(0.8)	(13.7)
Cash and cash equivalents, end of the period – continuing operations	$548.9	$521.9	$548.9	$521.9
Operating Activities
Net cash flow from operating activities from continuing operations was $37.5 million for the third quarter 2023 and decreased by $57.0 million from the same prior year period, primarily due to:
•Lower cash earnings of $12.9 million largely due to lower sales volume, partially offset by higher realized gold price,
•An increase in income tax paid of $10.3 million,
•Net proceeds from the 2022 Prepay Arrangements of $59.0 million included in the third quarter 2022,
Offset by:
•A decrease in trade and other receivables of $16.1 million, and
•Higher settlement of derivatives of $9.1 million.
Net cash flow from operating activities was $89.5 million for YTD 2023 and includes cash flow from operating activities of $74.1 million from continuing operations and $15.4 million from discontinued operations. Net cash from operating activities from the continuing operations decreased by $170.3 million from the same prior year period, primarily due to:
•An increase in inventories and non-current ore stockpiles of $40.9 million primarily due to an increase in supplies inventory and build of ore stockpile at the Côté Gold Project,
•A decrease in trade and other payables of $18.5 million,
•An increase in income tax paid of $8.2 million, and
•Net proceeds from the 2022 Prepay Arrangements of $177.0 million included in YTD 2022,
Offset by:
•Higher cash earnings of $30.9 million, and
•A decrease in trade and other receivables of $43.4 million.
Investing Activities
Net cash used in investing activities from continuing operations for the third quarter 2023 was $236.8 million, an increase of $39.1 million compared to the third quarter 2022, primarily due to an increase in capital expenditures for property, plant and equipment of $30.2 million mainly related to the Cóté Gold construction and an increase in borrowing costs paid of $11.5 million.
Net cash used in investing activities for YTD 2023 was $130.1 million and includes cash flow used in investing activities of $121.9 million in continuing operations and cash flow used in discontinued operations of $8.2 million.
Compared to YTD 2022, net cash used in investing activities from continuing operations decreased by $434.7 million, primarily due to $389.2 million in proceeds received from the disposition of the Rosebel asset, $165.6 million of cash proceeds received from the sale of the Senegal Assets and an increase in interest income of $17.5 million, offset by an increase in capital expenditures for property, plant and equipment of $100.8 million due to continued advancement of the Côté Gold Project, and an increase in capitalized borrowing costs of $22.3 million.
Financing Activities
Net cash from financing activities from continuing operations for the third quarter 2023 was $5.0 million. Compared to the third quarter 2022, net cash from financing activities for continuing operations decreased by $216.7 million, primarily due to a draw of $230.0 million Credit Facility in the third quarter 2022, offset by the proceeds received through the SMM funding arrangement of $24.1 million during the third quarter 2023.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	24

Net cash from financing activities for YTD 2023 was $184.8 million and includes cash from financing activities for continuing operations of $186.8 million and net cash used in financing activities from discontinued operations of $2.0 million. Compared to YTD 2022, net cash from financing activities for the continuing operations decreased by $165.6 million, primarily due to $379.0 million of net proceeds received from the Term Loan and proceeds received through the SMM funding arrangement of $299.2 million, offset by repayments to the Credit Facility of $455.0 million compared to a draw of $380.0 million in YTD 2022.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
Currency Exchange Rate Risk
The Company’s functional currency is the U.S. dollar with revenues primarily denominated in U.S. dollars which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including holding some of its cash and cash equivalents in Canadian dollar or euro denominated bank accounts creating a natural offset to the exposure and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Average rates
USDCAD	1.3414	1.3063	1.3456	1.2834
EURUSD	1.0881	1.0067	1.0834	1.0638
Closing rates
USDCAD	1.3536	1.3751	1.3536	1.3751
EURUSD	1.0583	0.9787	1.0583	0.9787
Oil Contracts and Fuel Market Price Risk
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
The Company's oil exposures relate primarily to its mining operations in West Africa and Canada. The Company’s hedging strategy was designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Average Brent price ($/barrel)	$86	$98	$82	$102
Closing Brent price ($/barrel)	$95	$88	$95	$88
Average WTI price ($/barrel)	$82	$91	$77	$98
Closing WTI price ($/barrel)	$91	$79	$91	$79
Gold Contracts and Market Price Risk
The Company’s primary source of revenue is gold. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. To manage such risk, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Average market gold price ($/oz)	$1,928	$1,729	$1,931	$1,824
Average realized gold price[1,2] ($/oz)	$1,937	$1,677	$1,934	$1,745
Closing market gold price ($/oz)	$1,943	$1,672	$1,943	$1,672
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2.Excluding the impact of the 2019 Prepay Arrangement the average realized gold price was $1,738 for the third quarter 2022 and $1,831 for YTD 2022.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	25

Summary of Foreign Currency and Commodity Derivative Contracts
At September 30, 2023, the Company’s outstanding foreign currency and oil derivative contracts were as follows:

	2023	2024
Foreign Currency[1,5]
Canadian dollar contracts[2] (millions of C$)	190	240
Rate range (USDCAD)	1.30 — 1.40	1.30 — 1.32
Hedge ratio[3]	51%	31%
Commodities[4]
Brent oil contracts (thousands of barrels)	107	270
Contract price range ($/barrel of crude oil)	41 — 65	41 — 55
Hedge ratio[3]	57%	36%
The summary of foreign currency and commodity derivative contracts includes other instruments that the Company considers economic hedges.
1. 2023 Canadian dollar hedges exclude Canadian dollars on hand which functions as a natural hedge for the Company’s 2023 Canadian dollar expenditures.
2.The Company previously executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2023 through 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price. 2023 includes the TARF and forwards with an extension feature discussed below. The Company estimates the timing of future knockouts on the TARF occurring based on analyst consensus estimates for foreign exchange rates.
3.The Company calculates hedge ratios based on future estimates of operating and capital expenditures (such as its Canadian dollar operating and capital expenditures at Westwood and Côté Gold and its corporate office, future estimated uses of commodities and future estimated production. Outstanding derivative contracts are allocated based on a specified allocation methodology.
4. The Company previously executed Brent collar options, consisting of put and call options with strike prices within the given range in 2023 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price and a gain from the difference between a higher market price and the call strike price. Previous Rosebel WTI hedges have been settled during September 2023 for which $10.6 million of proceeds were received.
5. The Company executed subsequent to the quarter end an additional USDCAD collar option at a rate range of of $1.36 - 1.4125 for CAD$127 million settling between November 2023 and March 2024.
In connection with the construction of Côté Gold, the Company entered into a Target Redemption Forward ("TARF") structure as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:
•There are four underlying contracts with strike prices ranging from 1.30 to 1.31.
•On any monthly option fixing date, if the USDCAD exchange rate is below the strike price, the Company expects to exercise its option and deliver $7.7 million and receive C$10 million.
•On any monthly option fixing date, if the USDCAD exchange rate is above the strike price, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive C$20 million.
•The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below the strike price, the arrangement will terminate. Three contracts have been exercised eight times and four contracts have been exercised seven times while the USDCAD was below the strike price.
•The Company realized a loss for the three months ended September 30, 2023, of $1.1 million on the TARF which is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).
In connection with the construction of Côté Gold, the Company entered a forward contract with an extendable feature to purchase C$10 million per month during 2022 for a total of $120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase C$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023.
At September 30, 2023, the Company’s outstanding gold bullion contracts and gold sale prepayment arrangements were as follows:

	Put	Call	2023	2024
	Weighted average $/ounce		Thousands of ounces
Zero cost collars	1,850	2,175	7.5	—
Zero cost collars	1,850	2,191	7.5	—
Subtotal gold bullion contracts			15

2022 Prepay Arrangements – collar	1,700	2,100	—	100
2022 Prepay Arrangements – forward	1,753	—	—	50
Subtotal gold sale prepay arrangements	—	—	—	150
Total[1]	—	—	15	150
1.The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2023. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	26

The Company’s cost metrics were impacted as follows by realized derivative gains:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022

Cost of sales per ounce sold before hedging	$1,463	$1,097	$1,352	$1,044
Realized derivative (gains) per ounce sold	(27)	(30)	(23)	(37)
Cost of sales per ounce sold	$1,436	$1,067	$1,329	$1,007

Cash cost per ounce sold before hedging	$1,427	$1,093	$1,311	$1,038
Realized derivative (gains) per ounce sold	(27)	(30)	(23)	(37)
Cash cost per ounce sold	$1,400	$1,063	$1,288	$1,001

AISC per ounce sold before hedging	$2,002	$1,479	$1,827	$1,478
Realized derivative (gains) per ounce sold	(27)	(31)	(24)	(39)
AISC per ounce sold	$1,975	$1,448	$1,803	$1,439
Figures may not be calculated based on amounts presented in this table due to rounding.
Sensitivity Impact
The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2023 production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on AISC[1] $/oz
Gold price[2]	$100/oz	$5	$5	$5
Oil price	$10/barrel	$12	$12	$14
USDCAD	$0.10	$28	$28	$45
EURUSD	$0.10	$23	$23	$36
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”. Cash costs and AISC per ounce of gold sold consist of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.
2.Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.

Shareholders' Equity

Number issued and outstanding (millions)	September 30, 2023	November 8, 2023
Common shares	481.2	481.3
Options[1]	5.2	5.2
1.Refer to note 22 of the consolidated interim financial statements for all outstanding equity awards.
QUARTERLY FINANCIAL REVIEW

	2023			2022				2021
($ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$224.5	$238.8	$226.2	$207.2	$254.5	$232.1	$265.0	$206.4
Net earnings (loss) from continuing operations	$(0.8)	$95.2	$10.7	$(0.2)	$(43.5)	$(16.5)	$23.8	$(54.2)
Net earnings (loss) from discontinued operations	$—	$—	$6.3	$29.0	$(66.4)	$13.0	$8.0	$(149.8)
Net earnings (loss) attributable to equity holders	$(0.8)	$92.6	$6.3	$(3.8)	$(45.5)	$(22.2)	$16.0	$(51.9)
Basic and diluted earnings (loss) per share attributable to equity holders	$(0.00)	$0.19	$0.01	$(0.01)	$(0.09)	$(0.05)	$0.03	$(0.11)
In the third quarter 2022 and the fourth quarter 2021, net losses from discontinued operations were higher due to impairment charges recorded in respect of Rosebel Gold Mines.
Revenues
Revenues from continuing operations were $224.5 million in the third quarter 2023 from sales of 116,000 ounces (106,000 ounces on an attributable basis) at an average realized gold price of $1,937 per ounce, lower by $30.0 million or 12% than the prior year period, due to lower sales, partially offset by a higher realized gold price.
Revenues from continuing operations were $689.5 million YTD 2023 from sales of 356,000 ounces (326,000 ounces on an attributable basis) at an average realized gold price of $1,934 per ounce, lower by $62.1 million or 8% than the prior year period, due to lower sales, partially offset by a higher realized gold price.
Cost of sales
Cost of sales excluding depreciation was $166.0 million in the third quarter 2023, higher by $5.9 million or 4% than the prior year period. Cost of sales excluding depreciation was $470.3 million YTD 2023, higher by $43.4 million or 10% than the prior year period.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	27

The increased costs are due to increased mining activity at Westwood and the impacts of the security situation in Burkina Faso resulting in higher landed fuel prices, transportation and camp costs, as well as higher labour costs due to appreciation in the local currency. In addition to the fuel pricing pressures, power generation costs increased as heavy fuel used normally was periodically substituted with more expensive light fuel to maintain operations when supply was limited.
Depreciation expense
Depreciation expense was $53.9 million in the third quarter 2023, lower by $17.7 million or 25% than the prior year period primarily due to lower production volumes at Essakane.
Depreciation expense was $144.9 million YTD 2023, lower by $51.9 million or 26% than the prior year period primarily due to lower production volumes at Essakane.
Exploration expense
Exploration expense was $6.2 million in the third quarter 2023, higher by $0.8 million or 15% than the prior year period due to higher planned spend.
Exploration expense was $22.7 million YTD 2023, higher by $0.3 million or 1% than the prior year period due to higher planned spend.
General and administrative expense
General and administrative expense was $12.4 million in the third quarter 2023, higher by $1.5 million or 14% than the prior year period, primarily due to higher share-based payments of $1.0 million, consulting costs of $0.3 million and director fees and expenses of $0.2 million.
General and administrative expense was $37.9 million YTD 2023, lower by $3.5 million or 8% than the prior year period, primarily due to lower bonus accruals of $2.7 million and severance costs of $2.4 million, partially offset by higher share-based payments of $1.1 million and lower realized gains on cash flow hedges of $0.5 million.
Income tax expense
The Company is subject to tax in various jurisdictions, including Burkina Faso and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate from one period to the next.
Income tax expense was $4.1 million in the third quarter 2023, lower by $16.8 million or 80% than the prior year period. It is comprised of a current income tax expense of $5.7 million offset by a deferred income tax recovery of $1.6 million, lower than the prior year period for current tax expense by $8.9 million or 61% and lower for deferred tax recovery by $7.9 million or 125%, respectively. The current income tax expense was lower primarily due to lower income in Essakane.
Income tax expense was $29.6 million YTD 2023, lower by $37.5 million or 56% than the prior year period. It is comprised of a current income tax expense of $37.5 million offset by a deferred income tax recovery of $7.9 million, lower than the prior year period for current tax expense by $33.6 million or 47% and higher for deferred tax recovery by $3.9 million or 97%, respectively. The current income tax expense was lower primarily due to lower income in Essakane.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2022, under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2022, providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2022, evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated interim financial statements in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated interim financial statements in accordance with IFRS as issued by the IASB;

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	28

•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding the prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated interim financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2022 by the Company’s management, including the CEO and the CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the third quarter 2023 and their design remains effective.
Limitations of Control and Procedures
The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions on, and estimates of effects of, uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated interim financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2022.
Qualified Person and Technical Information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a “qualified person” as defined by NI 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance – quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, operational, geopolitical, security and financial risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operational and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Statement Regarding Forward-Looking Information”. Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated interim financial statements and related notes for the three and nine months ended September 30, 2023.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	29

The inherently volatile nature of the Company’s activities, the international geographies and emerging, undeveloped economies in which it operates mean that the Company’s business, operations and financial condition are generally exposed to significant risk factors, known and unknown, stable and unstable, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to identify evolving or emerging key risks, manage those risks and incorporate them into existing ERM assessment, measurement, monitoring and reporting processes. These practices are designed to ensure management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors levels.
Risks and uncertainties to the Company’s business, operations and financial condition that were identified by management as new or elevated in the third quarter 2023 are described above under “Market Risk” and below. Readers are cautioned that no ERM framework or system, including that employed by the Company, can ensure that all risks to the Company, at any point in time, are accurately identified, assessed as to significance or impact, managed or effectively controlled or mitigated. As such, there may be additional new or elevated risks to the Company in the third quarter 2023 that are not described above under “Market Risk” or below.
For an expansive discussion of the risk factors that may affect the Company, its business, operations and financial condition, refer to the risk disclosure contained in the Company’s latest annual information form dated March 27, 2023 (“AIF”) and audited consolidated financial statements and MD&A for the year ended December 31, 2022, as filed with Canadian securities regulatory authorities at www.sedar.com and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov, which are hereby incorporated by reference herein. As noted, no ERM framework can ensure that all risks faced by the Company, at any point in time, and wherever its activities are situated, will be timely identified and thus there could be additional risks not captured in any of foregoing documents incorporated by reference herein.
Political and Security Risk
The political and security environments in Burkina Faso and its neighboring countries is distressed and volatility remains elevated, including in the Sahel region where the Company’s Essakane mine is located. Burkina Faso experienced two military coups in 2022 and neighboring Niger experienced similar military coups in July 2023. Stability in the West African region, generally, has been upended by military coups and led to near-total suspension of military assistance from France and the U.S. and exclusion of military governments in joint military task force with other West African countries formed to prevent militant attacks and threats from further spreading in the rest of the region. Instead, in September 2023, a regional alliance between Burkina Faso, Mali and Niger was announced, but the potential impact on militant activity remains uncertain. Meanwhile, militant attacks on and threats to supply chains and transit routes continue to increase economic challenges for the country. Mining activities at Essakane were affected or curtailed in 2023 as a result of the impacts to supply chains and travel routes. The Company continues to adjust its operating activities in response to the continued volatile security situation, as the safety and security of the Company’s personnel and physical assets are of paramount concern. There is an elevated risk to the Company’s operations, assets, financial condition and personnel in Burkina Faso for the foreseeable future. Supply chains and transit routes in the region with neighboring countries remain particularly exposed to elevated risks of further militant attacks. An actual, potential or threatened terrorist attack on the Company's operations, personnel or supply chains could have a material adverse effect on the Company’s business, operations and financial condition. The Company’s operations at Essakane have accounted for all of the Company’s positive mine site free cash flow year to date 2023.
Given Essakane's significant contribution to the financial condition of the Company, any problematic or adverse condition affecting mining, processing, infrastructure, equipment, labour, the supply chain, taxation, legal or reputational status could have a material adverse effect on the Company’s business, operations, liquidity and capital resources.
Liquidity and Capital Resources
The net proceeds of the completed sales of the Rosebel mine and the Senegal Assets, the financing agreement with Sumitomo, the Term Loan and expected proceeds from the expected completion of the sale of the remaining Bambouk Assets are intended to be used to satisfy the Company’s currently estimated or forecasted funding requirements for the completion of construction, commissioning and ramp up of the Côté Gold Project. Any failure to generate the cash expected from its operations, any significant disruptions in the commissioning and ramp up of Côté Gold, any unexpected limitation on the ability to access, or unavailability of, cash currently available under the Company’s Credit Facility, any delay in the closing of, or failure to close the sale of, the remaining Bambouk Assets, any unexpected disruption of cash repatriation initiatives or the ability to transfer cash or other assets between the Company and its subsidiaries and requests by local governments in the jurisdictions of the Company’s activities to sell gold to them and not to the Company’s usual counterparties in the ordinary course on commercial terms, could restrict the Company’s ability to fund its operations effectively, and the Company may be required to use other unanticipated sources of funds, on unattractive terms, for these objectives.
The availability of capital to the Company and the cost of capital are subject to general economic conditions and lender and investor interest in the Company and its projects based on the level of confidence in the Company to meet its strategic objectives. The cost of capital has increased in 2023 due to rising interest rates intended to curb inflation. The Credit Facility has net debt to EBITDA and interest coverage financial ratio covenants that are impacted by the performance of the Company's operations, the generation of cash flow, the amount of debt incurred and market conditions. The Company, in its various initiatives to increase liquidity and ensure funding to meet the currently estimated costs to complete construction of the Côté Gold Project, has incurred significant debt.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	30

The cost of the Company’s debt is linked to market interest rates and further increases in interest rates or adverse changes in the expected performance of the Company’s operations, the generation of cash flow and market conditions could impact the ability of the Company to utilize the Credit Facility due to the impact on the foregoing financial maintenance covenants, which would reduce the available liquidity to the Company and could have materially adverse consequences to the Company. If there were a default or breach under the Credit Facility because of the failure to meet its financial or other covenants, not only could the Credit Facility cease to be available to meet the liquidity needs of the Company, but such default could trigger cross-defaults under the terms of the Company’s other sources of debt and such defaults could have materially adverse consequences to the Company.
Cost Management
Inflation and supply chain disruptions caused by the security situation in Burkina Faso continues to adversely impact costs of the Company's production inputs, including elevated fuel and consumable prices. Any inability to contain or control operating costs such as labour, energy, fuel and consumables such as cyanide, lime and grinding media, or any increase in royalties and taxation, can materially negatively impact the Company’s earnings and cash flow and may have a material adverse effect on the Company’s business, operations, liquidity and capital resources. No matter how well managed, the Company cannot fully control costs. Failure to achieve production or cost estimates or the unexpected occurrence of material increases in costs could result in material adverse consequences to the Company.
Project Execution
Currently estimated, forecasted or anticipated construction costs and the period to complete a project or thereafter bring it to commercial production can be impacted by a wide variety of known and unknown, uncontrollable, factors such as unexpected production problems, ore and waste sampling, equipment unavailability, inflationary pressures, supply chain disturbances, extreme weather, contractual, labour or community disputes, the unavailability of required skilled labour and permitting delays. The capital expenditures and time period required to complete the construction of the Côté Gold Project are considerable and changes in costs due to inflation, labour availability and productivity, the availability of equipment and materials, supply chain and logistics, market conditions or other events that impact construction and commissioning schedules can materially negatively affect the estimated timing of commencement of commercial production and the Company’s ultimate share of the costs of construction. Actual costs and economic returns from the Côté Gold Project may differ materially from the Company’s estimates or projections and variances from expectations could have a material adverse effect on the Company’s business, financial conditions and results of operations, and liquidity. The Company has previously failed to accurately estimate the costs of construction of the Côté Gold Project and the schedule to commercial production, resulting in significant cost overruns which had material adverse consequences to the Company.
NON-GAAP1 FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:
•Average Realized Gold Price per ounce sold
•Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold
•Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders
•Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)
•Mine-site free cash flow
•Sustaining and expansion capital expenditures
•Project expenditures
The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The definitions of these measures, the reconciliation to the amounts presented in the consolidated interim financial statements, and the reasons for the presentation of these measures are included below. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

________________________
1.GAAP - Generally accepted accounting principle

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	31

Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company’s financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Revenues	$224.5	$254.5	$689.5	$751.6
By-product credits and other revenues	(0.3)	(0.6)	(1.3)	(2.3)
Gold revenues	$224.2	$253.9	$688.2	$749.3
Sales (000s oz) – 100%	116	151	356	429
Average realized gold price per ounce[1,2,3] ($/oz)	$1,937	$1,677	$1,934	$1,745
1.Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2.Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines.
3.Average realized gold price per ounce sold in the third quarter 2022 includes 37,500 ounces (112,500 ounces YTD 2022) at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.
Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold
The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.
Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.
The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated statements.

($ millions, continuing operations, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Cost of sales	$219.9	$231.7	$615.2	$623.7
Depreciation expense[1]	(53.9)	(71.6)	(144.9)	(196.8)
Cost of sales[1], excluding depreciation expense	$166.0	$160.1	$470.3	$426.9
Adjust for:
Other mining costs	(0.2)	(0.5)	(1.1)	(2.3)
Abnormal portion of operating costs at Essakane	(4.0)	—	(13.5)	—
Cost attributed to non-controlling interests[2]	(12.8)	(12.7)	(35.4)	(32.7)
Cash costs – attributable	$149.0	$146.9	$420.3	$391.9
Total gold sales (000 oz) – attributable	106	138	326	391
Cash costs[3] ($/oz sold) – attributable	$1,400	$1,063	$1,288	$1,001
Cash costs Rosebel – attributable	$—	$63.7	$22.4	$193.4
Gold sales Rosebel (000 oz) – attributable	—	49	24	147
Total cash costs[3] all operations – attributable	$149.0	$210.6	$442.7	$585.3
Total gold sales[4] all operations (000 oz) – attributable	106	187	350	538
Cash costs[3] all operations ($/oz sold) – attributable	$1,400	$1,126	$1,265	$1,087
1.As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3.Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.
4.Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	32

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, continuing operations, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Cost of sales	$219.9	$231.7	$615.2	$623.7
Depreciation expense[1]	(53.9)	(71.6)	(144.9)	(196.8)
Cost of sales[1], excluding depreciation expense	$166.0	$160.1	$470.3	$426.9
Adjust for:
Sustaining capital expenditures[2]	50.9	44.3	132.1	139.8
Corporate general and administrative costs[3]	10.9	10.0	35.2	37.3
Other costs[4]	3.1	2.3	8.6	3.9
Abnormal portion of operating costs at Essakane	(4.0)	—	(13.5)	—
Cost attributable to non-controlling interests[5]	(16.7)	(16.7)	(44.5)	(44.6)
AISC – attributable	$210.2	$200.0	$588.2	$563.3
Total gold sales (000s oz) – attributable	106	138	326	391
AISC[6] ($/oz sold) – attributable	$1,975	$1,448	$1,803	$1,439
AISC excluding by-product credits[6] ($/oz sold) – attributable	$1,977	$1,452	$1,806	$1,445
AISC Rosebel – attributable	$—	$91.4	$32.0	$271.1
Gold sales Rosebel (000s oz) – attributable	—	49	24	147
AISC all operations – attributable	$210.2	$291.4	$620.3	$834.4
Total gold sales[7] all operations (000s oz) – attributable	106	187	350	538
AISC[6] all operations ($/oz sold) – attributable	$1,975	$1,559	$1,773	$1,550
AISC all operations excluding by-product credits[6] ($/oz sold) – attributable	$1,978	$1,562	$1,776	$1,554
1.As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
3.Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
4.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, insurance proceeds, partially offset by by-product credits.
5.Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
6.AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
7.Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
Sustaining and Expansion Capital Expenditures
Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Capital expenditures for property, plant and equipment[1]	$257.7	$198.3	$671.6	$544.6
Less: Capital expenditures – expansion:	207.3	154.0	539.9	404.8
Côté Gold	206.9	151.5	538.3	399.6
Essakane	0.4	1.0	1.4	2.5
Westwood	—	1.5	0.2	2.7
Capital expenditures – sustaining	50.4	44.3	131.7	139.8
Capital expenditures for exploration and evaluation assets	—	0.4	—	1.2
Working capital adjustments	0.5	(0.4)	0.4	(1.2)
Capital expenditures – sustaining included in AISC	$50.9	$44.3	$132.1	$139.8
1.Capital expenditures as per the segmented note on an incurred basis.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	33

Project Expenditures
Project expenditures at Côté represent all the project construction capital costs incurred during construction and commissioning phase of the Côté Gold Project in line with the Côté Gold NI 43-101 technical report and includes expansion capital expenditures, right-of-use assets acquired through leases, supplies inventory and the cost to build the ore stockpile, less certain cash and non-cash corporate level adjustments included in capital expenditures.
EBITDA and Adjusted EBITDA
EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company’s ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.
Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company’s ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Earnings (loss) before income taxes – continuing operations	$3.3	$(22.6)	$134.7	$30.9
Add:
Depreciation	54.3	72.0	146.0	197.9
Finance costs	4.2	3.1	15.7	5.6
EBITDA – continuing operations	$61.8	$52.5	$296.4	$234.4
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	2.1	20.3	(0.3)	23.9
NRV write-down of stockpiles/finished goods	—	1.1	3.2	6.2
Abnormal portion of operating costs at Essakane	4.0	—	13.5	—
Write-down of Jubilee property	—	—	1.3	—
Foreign exchange (gain)/loss	3.9	11.1	8.5	15.9
Gain on sale of Bambouk assets	—	—	(109.1)	—
Insurance recoveries	—	—	(0.6)	(1.2)
Write-down of assets	0.1	—	1.2	0.1
Changes in estimates of asset retirement obligations at closed sites	(1.4)	(3.5)	1.7	(3.5)
Fair value of deferred consideration from sale of Sadiola	(0.6)	0.6	(1.7)	(0.2)
Gain on sale of Pitangui and Acurui Projects	(15.5)	—	(15.5)	—
Other	3.4	—	5.9	(1.0)
Adjusted EBITDA – continuing operations	$57.8	$82.1	$204.5	$274.6
Including discontinued operations:
EBITDA – discontinued operations	$—	$(93.8)	$14.4	$(39.4)
Adjusted items:
Unrealized (gain) on non-hedge derivatives	—	(3.1)	—	(8.2)
Write-down of stockpile/finished goods	—	2.1	—	5.8
Loss on sale of Rosebel	—	—	7.4	—
Severance costs	—	—	1.5	—
Foreign exchange (gain)/loss	—	(0.3)	—	(0.3)
Write-down of assets	—	0.3	0.1	2.3
Impairment charge (reversal)	—	115.8	—	115.8
EBITDA – all operations	$61.8	$(41.3)	$310.8	$195.0
Adjusted EBITDA – all operations	$57.8	$103.1	$227.9	$350.6

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	34

Adjusted Net Earnings (Loss) Attributable to Equity Holders
Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company’s performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company’s underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	35

($ millions, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Earnings (loss) before income taxes and non-controlling interests – continuing operations	$3.3	$(22.6)	$134.7	$30.9
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	2.1	20.3	(0.3)	23.9
NRV write-down of stockpiles/finished goods	—	3.2	3.4	12.3
Abnormal portion of operating costs at Essakane	4.4	—	14.5	—
Write-down of Jubilee property	—	—	1.3	—
Gain on sale of Pitangui and Acurui Projects	(15.5)	—	(15.5)	—
Other finance costs	0.9	—	6.9	—
Foreign exchange (gain)/loss	3.9	11.1	8.5	15.9
Gain on sale of Bambouk assets	—	—	(109.1)	—
Insurance recoveries	—	—	(0.6)	(1.2)
Write-down of assets	0.1	—	1.2	0.1
Changes in estimates of asset retirement obligations at closed sites	(1.4)	(3.5)	1.7	(3.5)
Fair value of deferred consideration from sale of Sadiola	(0.6)	0.6	(1.7)	(0.2)
Other	3.4	—	5.9	(1.0)
Adjusted earnings before income taxes and non-controlling interests – continuing operations	$0.6	$9.1	$50.9	$77.2
Income taxes	(4.1)	(20.9)	(29.6)	(67.1)
Tax on foreign exchange translation of deferred income tax balances	0.5	(8.9)	3.1	(15.7)
Tax impact of adjusting items	(1.0)	—	0.6	0.2
Non-controlling interests	—	(2.0)	(7.0)	(15.5)
Adjusted net earnings (loss) attributable to equity holders – continuing operations	$(4.0)	$(22.7)	$18.0	$(20.9)
Adjusted net earnings (loss) per share attributable to equity holders – continuing operations	$(0.01)	$(0.05)	$0.04	$(0.04)
Including discontinued operations:
Net earnings (loss) before income tax and non-controlling interest – discontinued operations	$—	$(106.5)	$14.3	$(80.0)
Adjusted items:
Unrealized (gain) on non-hedge derivatives	—	(3.1)	—	(8.2)
NRV write-down of stockpiles/finished goods	—	0.8	—	2.2
Loss on sale of Rosebel	—	—	7.4	—
Impairment charge (reversal)	—	115.8	—	115.8
Severance costs	—	—	1.5	—
Foreign exchange (gain) loss	—	(0.3)	—	(0.3)
Write-down of assets	—	0.3	0.1	2.3
Adjusted earnings before income taxes and non-controlling interests – discontinued operations	$—	$7.0	$23.3	$31.8
Income taxes	—	40.1	(8.0)	34.6
Tax impact of adjusting items	—	(41.7)	—	(42.4)
Non-controlling interests	—	3.6	(0.7)	3.0
Adjusted net earnings attributable to equity holders – discontinued operations	$—	$9.0	$14.6	$27.0
Adjusted net earnings per share attributable to equity holders – discontinued operations	$—	$0.02	$0.03	$0.06
Adjusted net earnings (loss) attributable to equity holders – all operations	$(4.0)	$(13.7)	$32.6	$6.1
Adjusted net earnings (loss) per share attributable to equity holders – all operations	$(0.01)	$(0.03)	$0.07	$0.01
Basic weighted average number of common shares outstanding (millions)	481.1	479.0	480.4	478.5

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	36

Net Cash from Operating Activities before Changes in Working Capital
The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net cash from operating activities – continuing operations	$37.5	$94.5	$74.1	$244.4
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(20.0)	(3.9)	(37.8)	5.6
Inventories and non-current ore stockpiles	27.9	11.8	65.7	24.8
Accounts payable and accrued liabilities	(16.1)	(17.0)	4.8	(13.7)
Net cash from operating activities before changes in working capital – continuing operations	29.3	85.4	106.8	261.1
Net cash from operating activities before changes in working capital – discontinued operations	—	23.4	21.9	75.5
Net cash from operating activities before changes in working capital	$29.3	$108.8	$128.7	$336.6
Mine-Site Free Cash Flow
Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net cash from operating activities – continuing operations	$37.5	$94.5	$74.1	$244.4
Add:
Operating cash flow used by non-mine site activities	15.8	16.9	79.0	87.9
Cash flow from operating mine-sites – continuing operations	53.3	111.4	153.1	332.3
Capital expenditures – continuing operations	230.3	200.5	656.0	556.4
Less:
Capital expenditures from construction and development projects and corporate	(179.1)	(154.0)	(522.3)	(412.3)
Capital expenditures from operating mine-sites – continuing operations	51.2	46.5	133.7	144.1
Mine-site cash flow – continuing operations	2.1	64.9	19.4	188.2
Cash flow from discontinued mine-sites	—	23.2	15.4	97.5
Capital expenditures from discontinued operations	—	(29.5)	(9.5)	(98.4)
Mine-site cash flow – discontinued operations	—	(6.3)	5.9	(0.9)
Total mine-site free cash flow	$2.1	$58.6	$25.3	$187.3

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	37

Liquidity and Net Cash (Debt)
Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	September 30	December 31
($ millions, continuing operations, except where noted)	2023	2022
Cash and cash equivalents	$548.9	$407.8
Available Credit Facility	452.9	26.6
Available Liquidity	$1,001.8	$434.4

	September 30	December 31
($ millions, continuing operations, except where noted)	2023	2022
Cash and cash equivalents	$548.9	$407.8
Lease liabilities	(129.4)	(73.8)
Long-term debt[1]	(860.5)	(921.2)
Drawn letters of credit issued under Credit Facility	(37.1)	(18.4)
Net cash (debt)	$(478.1)	$(605.6)
1.Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $nil and equipment loans of $10.5 million (December 31, 2022 – $450.0 million, $nil, $455.0 million and $16.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “would”, “could”, “continue”, “expect”, “budget”, “aim”, “can”, “focus”, “forecast”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “cover”, “strategy”, “during”, “ongoing”, “subject to”, “future”, “objectives”, “opportunities”, “committed”, “prospective”, or “project” or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this MD&A include, without limitation, those under the headings “Outlook”, “Quarterly Updates”, “Exploration”, “Liquidity and Capital Resources” and “Security Risk” and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company’s guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction of the Côté Gold Project; the updated life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Côté Gold Project; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation; the composition of the Company’s portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; permitting timelines and the expected receipt of permits; inflation and inflationary pressures; global supply chain constraints; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company’s operational and financial performance and financial condition; and government regulation of mining operations.
The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

IAMGOLD CORPORATION Third Quarter 2023 Management’s Discussion and Analysis	38

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company’s supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company’s Essakane mine; the ongoing impacts of COVID-19 (and its variants) on the Company and its workforce; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company’s credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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